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                                                               EXHIBIT (a)(5)(A)
For Further Information:

THE MIDDLEBY CORPORATION
1400 Toastmaster Drive
Elgin,  Illinois  60120
www.middleby.com


                              FOR IMMEDIATE RELEASE

                            THE MIDDLEBY CORPORATION
                   ANNOUNCES FINAL RESULTS OF $7.00 PER SHARE
                  CASH SELF TENDER OFFER FOR 1.5 MILLION SHARES


Elgin, IL, November 30, 2000 - The Middleby Corporation (NASDAQ: MIDD), a global supplier of equipment to the foodservice industry, announced today the final results of its previously announced self tender offer to purchase for cash up to 1,500,000 shares of its common stock at a price of $7.00 per share. The cash tender offer expired at 12:00 midnight, Eastern time, on November 22, 2000.

A total of 1,135,359 shares of Middleby common stock were accepted for payment pursuant to the tender offer. Immediately before giving effect to the tender offer, Middleby had approximately 10,132,000 shares of its common stock outstanding. As a result of the tender offer, Middleby will have approximately 8,997,000 shares of its common stock outstanding after payment for the tendered shares is complete.

Prior to the Middleby tender offer, the Company initiated an open market share repurchase program for up to 1,800,000 shares of its common stock. Middleby is authorized to make additional purchases of up to 900,200 shares of its common stock under this share repurchase program in the future as it deems necessary.

Statements in this press release or otherwise attributable to the Company regarding the Company's business which are not historical fact are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company cautions investors that such statements are estimates of future performance and are highly dependent upon a variety of important factors that could cause actual results to differ materially from such statements. Such factors include, but are not limited to, quarterly variations in operating results; dependence on key customers; international exposure; foreign exchange and political risks affecting international sales; changing market conditions; the impact of competitive products and pricing; the timely development and market acceptance of the Company's products; the availability and cost of raw materials; and other risks detailed herein and from time-to-time in the Company's SEC filings, including those discussed under the heading entitled "Risk Factors" in the Company's Registration Statement on Form S-2
(No. 333-35397) filed with the Securities and Exchange Commission.

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The Middleby Corporation is a leader in the design, manufacture, marketing and service of a broad line of equipment used for cooking and preparation of food in commercial and institutional kitchens and restaurants throughout the world. The Company's leading equipment brands include Middleby
Marshall -Registered Trademark-, Southbend -Registered Trademark-, and Toastmaster -Registered Trademark-. Middleby's international subsidiary, Middleby Worldwide, is a leading exporter and distributor of foodservice equipment in the global marketplace and its international fabrication subsidiary, Middleby Philippines Corporation, is a leading supplier of specialty equipment in the Asian markets. For further information about Middleby, visit the Company's World Wide Web site, HTTP://WWW.MIDDLEBY.COM.